Exhibit 99.1

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

		Six months ended June 30,
	Notes	2024	2025	2025
		S$	S$	U.S.$
Revenue	5	-	155,887	122,562
Other operating income	6	421,763	385,779	303,309
Lab consumables and cord-blood banking expenses		-	(18,631)	(14,648)
Other gains/(losses) including fair value changes on financial instruments - net	7	360,871	(272,848)	(214,520)
Research expenses	8	(974,402)	(1,162,467)	(913,961)
Depreciation of property, plant and equipment		(45,070)	(80,279)	(63,117)
Amortization of intangible assets		(1,080)	(14,369)	(11,297)
Employee benefits expenses	9	(299,167)	(386,091)	(303,555)
Finance expenses	10	(9,805)	(10,310)	(8,106)
Other expenses	11	(557,593)	(831,898)	(654,059)
Share of result of associate		15,940	(10,601)	(8,335)
Loss before income tax		(1,088,543)	(2,245,828)	(1,765,727)
Income tax expense		-	-	-
Loss for the period		(1,088,543)	(2,245,828)	(1,765,727)

Other comprehensive loss:
Exchange differences arising from translation of foreign operation		5,393	(23,435)	(18,425)
Total comprehensive loss for the period		(1,083,150)	(2,269,263)	(1,784,152)

Loss attributable to:
Equity holders of the Company		(1,088,398)	(2,243,760)	(1,764,101)
Non-controlling interests		(145)	(2,068)	(1,626)
Total		(1,088,543)	(2,245,828)	(1,765,727)

Total comprehensive loss attributable to:
Equity holders of the Company		(1,083,005)	(2,267,195)	(1,782,526)
Non-controlling interests		(145)	(2,068)	(1,626)
Total		(1,083,150)	(2,269,263)	(1,784,152)

Loss per share for loss attributable to equity holders of the Company
-Basic and diluted		(0.09)	(0.19)	(0.15)

LOSS PER SHARE

	Six months ended June 30,
	2024	2025

Weighted average number of ordinary shares used in computing basis and diluted loss	11,539,608	11,540,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

1

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS

AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

	Notes	December 31, 2024	June 30, 2025	June 30, 2025
		S$	S$	U.S.$
ASSETS

Current assets
Trade and other receivables	12	1,030,336	1,228,190	965,634
Cash and bank balances	13	4,970,367	2,854,958	2,244,640
Total current assets		6,000,703	4,083,148	3,210,274

Non-current assets
Property, plant and equipment	14	3,253,046	3,472,804	2,730,406
Intangible assets	15	93,050	72,556	57,045
Investment in associate	16	220,950	210,349	165,382
Other long-term investment	17	-	18,210	14,317
Trade and other receivables	12	500,000	500,000	393,113
Total non-current assets		4,067,046	4,273,919	3,360,263

Total assets		10,067,749	8,357,067	6,570,537

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	18	441,023	477,690	375,571
Contract liabilities	5	107,742	79,299	62,347
Warrant liabilities	19	11,945	88,268	69,399
Borrowings	20	37,650	38,264	30,084
Lease liabilities	20	8,262	19,571	15,387
Total current liabilities		606,622	703,092	552,788

Non-current liabilities
Borrowings	20	394,310	372,502	292,871
Lease liabilities	20	23,028	59,267	46,597
Total non-current liabilities		417,338	431,769	339,468

Total liabilities		1,023,960	1,134,861	892,256

Capital and reserves
Share capital	21	23,793,950	23,793,950	18,707,406
Capital reserve		73,982	73,982	58,167
Share-based payment reserve	22	-	447,680	351,977
Translation reserve		(53,757)	(77,192)	(60,690)
Accumulated losses		(14,848,135)	(17,091,895)	(13,438,081)
Attributable to equity holders of the Company		8,966,040	7,146,525	5,618,779
Non-controlling interests		77,749	75,681	59,502
Total equity		9,043,789	7,222,206	5,678,281

Total liabilities and equity		10,067,749	8,357,067	6,570,537

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

		Six months ended June 30,
	Notes	2024	2025	2025
		S$	S$	U.S.$
Operating activities
Loss before income tax		(1,088,543)	(2,245,828)	(1,765,727)
Adjustments for:
Amortization of intangible assets		1,401	14,690	11,550
Depreciation of property, plant and equipment		165,469	164,769	129,546
Loss on disposal of property, plant and equipment		-	243	191
Fair value changes on warrant liabilities		(150,238)	76,323	60,007
Written off of intangible asset		-	5,350	4,206
Share of result of associate		(15,940)	10,601	8,335
Share-based payment	22	-	448,327	352,485
Interest expense	10	9,805	10,310	8,106
Interest income	6	(190,540)	(85,794)	(67,453)
Unrealized currency translation differences		(64,864)	175,743	138,174
Operating cash flows before movement in. working capital		(1,333,450)	(1,425,266)	(1,120,580)

Trade and other receivables		41,336	(182,122)	(143,189)
Contract liabilities		-	(28,443)	(22,363)
Trade and other payables		(212,632)	36,667	28,829
Cash used in operations		(1,504,746)	(1,599,164)	(1,257,303)
Interest received		348,868	-	-
Net cash used in operating activities		(1,155,878)	(1,599,164)	(1,257,303)

Investing activities
Purchase of property, plant and equipment	14	(579,143)	(347,797)	(273,447)
Fixed deposits with maturities over 3 months		(477,677)	273,320	214,891
Deposit paid for acquisition of assets		(330,970)	-	-
Investment in other long-term investment		-	(18,210)	(14,317)
Proceeds from disposal of property, plant and equipment		-	61	48
Loan to a third party		(500,000)	-	-
Interest received		-	70,061	55,084
Net cash used in investing activities		(1,887,790)	(22,565)	(17,741)

Financing activities
Principal payment of bank borrowing		(15,978)	(18,694)	(14,698)
Principal payment of finance lease liabilities		(3,759)	(5,866)	(4,612)
Interest paid		(9,805)	(10,310)	(8,106)
Net cash used in financing activities		(29,542)	(34,870)	(27,416)

Net decrease in cash and cash equivalents		(3,073,210)	(1,656,599)	(1,302,460)
Cash and cash equivalents at beginning of financial period		8,995,067	4,697,047	3,692,937
Effects of currency translation on cash and cash equivalents		72,114	(185,490)	(145,837)
Cash and cash equivalents at end of financial period	13	5,993,971	2,854,958	2,244,640

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR SIX MONTHS ENDED JUNE 30, 2024 AND 2025

	Attributable to equity holders of the Company
				Share-based				Non-
	Share	Warrant	Capital	payment	Translation	Accumulated		controlling	Total
	capital	reserve	reserve	reserve	reserve	losses	Total	interests	equity
	S$	S$	S$	S$	S$	S$	S$	S$	S$
Balance as at 1 January 2024	23,720,020	73,930	-	-	(217,402)	(12,331,437)	11,245,111	(956)	11,244,155
Total comprehensive loss for the period	-	-	-	-	5,393	(1,088,398)	(1,083,005)	(145)	(1,083,150)
Capitalization of warrant reserve	73,930	(73,930)	-	-	-	-	-	-	-
Balance as at 30 June 2024	23,793,950	-	-	-	(212,009)	(13,419,835)	10,162,106	(1,101)	10,161,005
Balance as at 30 June 2024 (U.S.$)	17,557,519	-	-	-	(156,441)	(9,902,476)	7,498,602	(812)	7,497,790

	Attributable to equity holders of the Company
				Share-based				Non-
	Share	Warrant	Capital	payment	Translation	Accumulated		controlling	Total
	capital	reserve	reserve	reserve	reserve	losses	Total	interests	equity
	S$	S$	S$	S$	S$	S$	S$	S$	S$
Balance as at January 1, 2025	23,793,950	-	73,982	-	(53,757)	(14,848,135)	8,966,040	77,749	9,043,789
Total comprehensive loss for the period	-	-	-	-	(23,435)	(2,243,760)	(2,267,195)	(2,068)	(2,269,263)
Share-based payment granted in the year	-	-	-	447,680	-	-	447,680	-	447,680
Balance as at June 30, 2025	23,793,950	-	73,982	447,680	(77,192)	(17,091,895)	7,146,525	75,681	7,222,206
Balance as at 30 June 2025 (U.S.$)	18,707,406	-	58,167	351,977	(60,690)	(13,438,081)	5,618,779	59,502	5,678,281

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

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CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 1 General Information

These unaudited interim condensed consolidated financial statements are the unaudited interim financial statements of CytoMed Therapeutics Limited (the “Company”) and its subsidiaries (the “Group”), for the six months ended June 30, 2025 (the “Financial Statements”).

The Company was incorporated in the Republic of Singapore on March 9, 2018. The Company is a public limited company incorporated and domiciled in Singapore with registered office situated at 1 Commonwealth Lane, #08-22, Singapore 149544. The Company is headquartered in Singapore and conducts its operations domestically and in Malaysia. The Company is listed on the Nasdaq Stock Exchange under the ticker symbol “GDTC” on April 14, 2023.

The principal activities of the Group are to carry on the business of innate immune cell-based immunotherapy, pluripotent stem cell-based therapy and undertaking the research and development of immune cell and stem cell-based therapy. The Group conducts its primary operations through its directly held wholly owned subsidiary that is incorporated and domiciled in Malaysia, namely CytoMed Therapeutics (Malaysia) Sdn. Bhd., which is principally engaged in manufacturing innate immune cell-based immunotherapy and pluripotent stem cell-based therapy and consultancy services and undertaking the research and development of immune cell and stem cell-based therapy for advancing cellular immunotherapy to treat cancer.

On August 15, 2024, IPSC Depository Sdn. Bhd., an indirect subsidiary of the Company, completed the acquisition of the license and certain assets of Cellsafe International Sdn Bhd (In Liquidation), a Malaysian cord blood banking service provider.

The principal activities of the subsidiaries of the Company (the “Company” or collectively known as the “Group”) are as follows:

Name of entity	Principal activities	Country of business / incorporation	Group’s effective equity interest held
			December 31,	June 30,
			2024	2025
			%	%
CytoMed Therapeutics (Malaysia) Sdn. Bhd.	Research, development and manufacturing of stem cells and innate immune cell-based immune-therapeutics, research and development of induced pluripotent stem cell-based immune-therapeutics	Malaysia	100	100

Advance Cancer Centre Pte. Ltd.	Investment, research and development of medical technologies	Singapore	100	100

Puricell Lab Pte. Ltd.	Research and development of induced pluripotent stem cell-based biologics and medical technologies	Singapore	95	95

LongevityBank Pte. Ltd. (Formerly known as IPSCBank Pte. Ltd.)	Stem cell and immune cell banking	Singapore	90	90

Held by LongevityBank Pte. Ltd.

IPSC Depository Sdn. Bhd.	Processing and banking of cells including cord blood stem cells, research and development on cord blood derived cell-based therapy	Malaysia	90	90

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Note 2 Summary of significant accounting policies

2.1	Basis of preparation

The unaudited condensed interim consolidated financial statements for the six-month ended June 30, 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim consolidated financial statements do not include all the information and footnotes required by the International Financial Reporting Standards (“IFRS”) for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the IFRS have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statements of the Company’s financial positions as of June 30, 2025, and results of operations and cash flows for the six-month period ended June 30, 2025. The unaudited interim condensed consolidated statements of financial positions as of December 31, 2024 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the IFRS. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022, and related notes included in the Company’s audited consolidated financial statements.

2.2	Adoption of new and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year except that in the current financial year, the Group has adopted all the new and amended standards which are relevant to the Group and are effective for annual financial period beginning on January 1, 2025. The adoption of these standards did not have any material effect on the unaudited interim condensed consolidated financial statements of the Group.

2.3	New standards, amendments and interpretations issued but not yet effective

There are a number of standards, amendments to standards, and interpretations, which have been issued by the International Accounting Standards Board, that are effective in future accounting periods and the Group has not decided to early adopt. Unless otherwise disclosed, the Group is currently evaluating the potential impact of adopting these standards on its consolidated financial statements and related disclosures in the year of initial application.

2.4	Convenience translation

All translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this Report are made at a rate of S$1.2719 to U.S.$1.00, the exchange rate in effect as of June 30, 2025 as set forth in the H.10 statistical release of the U.S. Board of Governors of the Federal Reserve System.

2.5	Going concern assumptions

Prudent liquidity risk management implies sufficient cash to finance the Group’s and the Company’s operations and development activities. The Group manages the liquidity risk by maintaining a level of cash and cash equivalents deemed adequate to finance the Group’s business operations and development activities. The Group’s objective is to maintain a balance between continuing of funding and flexibility through the use of borrowings.

As of June 30, 2025, the Group has negative cash flow from operating activities of S$1,599,164. The Group’s working capital was S$3,380,056. As of June 30, 2025, the Group had S$2,854,958 in cash and bank balances, which is unrestricted as to withdrawal and use as of June 30, 2025. In view of these circumstances, the management of the Group has given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern, at least, for the next twelve months from the date of this report.

Note 3 Significant accounting judgements and estimates

The preparation of the unaudited condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2024.

Note 4 Segment information

The Group has identified two operating segments i.e. (i). the business of innate immune cell-based immunotherapy, pluripotent stem cell-based therapy and undertaking the research and development of immune cell and stem cell-based therapy as well as (ii) the business of processing and banking of cells including cord blood stem cells, research and development on cord blood derived cell-based therapy.

6

Note 5 Revenue

The Group’s revenues are primarily derived from the provision of cord blood unit banking and retrieval services (“private blood banking services”). The Group derives revenue from transfer of services over time or at a point in time in the following major type of services.

(a)	Disaggregation of revenue from contracts with customers

	June 30, 2024	June 30, 2025
	S$	S$
Over time
Revenue from private blood storage service	-	130,280

At a point in time
Revenue from retrieval of private blood service	-	25,607

Total	-	155,887

(b)	Contract balances

	December 31, 2024	June 30, 2025
	S$	S$

Contract liabilities	107,742	79,299

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services mainly derived from the private blood banking business. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer.

These liabilities are reported as contract liabilities on a contract by contract basis at the end of each reporting period. Significant changes in the contract liabilities balances during the financial year was mainly arriving from the increases due to cash received, excluding amounts recognized as revenue during the financial year.

(c)	Unsatisfied performance obligations

Management expects that the approximate transaction price allocated to unsatisfied performance obligations as at the end of the reporting periods may be recognized as revenue in the next reporting periods as follows:

	More than 1 year but less than 5 years	More than 5 years but less than 10 years	More than 10 years
	S$	S$	S$
Partially and fully unsatisfied performance obligations as at:
June 30, 2024	-	-	-
June 30, 2025	335,000	219,000	23,000

The management is not disclosing the transaction price allocated to unsatisfied (or partially unsatisfied) performance obligations as at the reporting date that may be recognized as revenue in the next 12 months as permitted under the IFRS 15 due to the aggregated transaction price allocated to the period of these unsatisfied contracts was one year or less, or are billed based on time incurred. These amounts do not include variable consideration, which is subject to significant risk of reversal.

Note 6 Other operating income

	June 30, 2024	June 30, 2025
	S$	S$
Grant income	3,845	2,862
Research income	224,183	294,799
Interest income	190,540	85,794
Others	3,195	2,324
Total	421,763	385,779

Note 7 Other (gains)/losses including fair value changes on financial instruments - net

	June 30, 2024	June 30, 2025
	S$	S$
Fair value (gain)/loss on warrant liabilities (Note 19)	(150,238)	76,323
Loss on disposal of property plant and equipment	-	243
Written off of intangible asset	-	5,350
Net currency exchange (gains)/losses	(210,633)	190,932
Total	(360,871)	272,848

The Group measures the warrant liabilities at fair value using Black-Scholes option pricing model.

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Note 8 Research expenses

	June 30, 2024	June 30, 2025
	S$	S$
Employee benefits expense (Note 9)	347,473	423,613
Depreciation of property, plant and equipment	120,399	84,490
Amortization of intangible assets	321	321
Laboratory consumables	144,565	144,597
Facility-related expenses	39,883	81,138
Clinical trial expenses	239,805	283,559
Pre-clinical trial expenses	-	62,068
Professional expenses	-	7,970
Royalty & license expenses	6,419	9,951
Utilities	30,300	34,734
Other services and fees	45,237	30,026
Total	974,402	1,162,467

Research expenses include research personnel costs, depreciation of research equipment and laboratory consumables for research activities.

Note 9 Employee benefits expenses

	June 30, 2024	June 30, 2025
	S$	S$
Salaries and bonuses	478,613	563,674
Directors’ fee	56,742	42,477
Employer’s contribution to defined contribution plans	66,676	85,423
Share-based payments (Note 22)	-	86,941
Other short-term benefits	44,609	31,189
	646,640	809,704
Less: Classified as “Research expenses” (Note 8)	(347,473)	(423,613)
Total	299,167	386,091

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as a development expenditure.

Note 10 Finance expenses

	June 30, 2024	June 30, 2025
	S$	S$
Bank borrowings	9,693	9,439
Lease liabilities	112	871
Total	9,805	10,310

Finance expenses arising from bank borrowings, loans and leases liabilities are presented as financing activities in the Unaudited Interim Condensed Consolidated Statements of Cash Flows.

Note 11 Other expenses

	June 30, 2024	June 30, 2025
	S$	S$
Advertising	8,639	11,621
Annual listing fee	43,639	47,261
Company insurance	94,352	-
Cleaning fee	3,563	3,255
Entertainment	1,020	1,404
Delivery/freight charges	589	8,401
Information technology expenses	19,566	13,410
Investor relationship expenses	16,424	40,697
Professional fees	180,749	195,517
Property tax	3,938	4,941
Printing and stationery	9,026	18,017
Legal fees	58,051	61,548
Lease of low-value assets	726	2,680
Repairs and maintenance	2,208	7,151
Service fee	64,277	28,570
Share-based payment (Note 22)	-	361,386
Subscription fee	471	818
Transportation and travelling	32,165	10,757
Tools and supplies	1,500	1,114
Utilities	11,143	7,139
Others	5,547	6,211
Total	557,593	831,898

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Note 12 Trade and other receivables

	December 31, 2024	June 30, 2025
	S$	S$
Non-Current
Other receivable	500,000	500,000

Current
Trade receivables	18,782	24,705
Other receivables	63,123	78,723
Interest receivables	36,411	52,144
Sundry deposits	30,456	28,062
Prepaid consumables	838,825	841,691
Prepayments	39,847	186,472
Goods and service tax receivable	2,892	16,393
	1,030,336	1,228,190
Total	1,530,336	1,728,190

The non-current other receivable of S$500,000 is loan to a third party with a maturity tenure of 3 years and collectible by the end of 3-year tenure (December 31, 2024: S$500,000) which bears interest rate of 5.0% (December 31, 2024: 5.0%) per annum to carry out an investigator initiated trial in People’s Republic of China. The remaining commitments and details of the said investigator initiated trial have been disclosed in the Note 24 to these unaudited interim condensed consolidated financial statements.

Note 13 Cash and bank balances

For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise the following:

	December 31, 2024	June 30, 2025
	S$	S$
Cash at banks and on hand	514,888	547,623
Short-term fixed deposits	4,455,479	2,307,335
	4,970,367	2,854,958
Less: Fixed deposits with maturities over 3 months	(273,320)	-
Cash and cash equivalents on Unaudited Interim Condensed Consolidated Statements of Cash Flows	4,697,047	2,854,958

As of June 30, 2025, fixed deposits are placed for varying periods of between 1 month and 6 months (December 31, 2024: 1 month and 12 months), carried interests between 3.05% and 4.34% (December 31, 2024: 2.73% and 5.32%) per annum.

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Note 14 Property, plant and equipment

The Group acquired property, plant and equipment, excluding right-of-use assets, amounting to approximately S$347,797 as of June 30, 2025 (December 31, 2024: S$1,400,225) and there was negligible disposal of assets as of June 30, 2025 and no disposal December 31, 2024. The acquisition is mainly due to the purchase of equipment for cord blood banking business. As of June 30, 2025, bank borrowing is secured by a freehold land and a building of the Group with the carrying amount of S$927,160 (December 31, 2024: S$937,700).

Property, plant and equipment is tested for impairment when there is any objective evidence or indication that these assets may be impaired. Impairment exists when the carrying value of an asset or cash-generating-units (“CGU”) exceeds its recoverable amount. The recoverable amount of property, plant and equipment has been determined based on higher of the fair value less costs to sell or value-in use (“VIU”) calculations. If the carrying amount exceed the recoverable amount, an impairment is recognized to profit or loss for the differences.

Property, plant and equipment mainly consist of freehold land, building, and laboratory equipment. Management has assessed that there were no objective evidence or indication that the carrying amount of the Group’s property, plant and equipment may not be recoverable as at the end of reporting date. Accordingly, impairment assessment is not required.

Note 15 Intangible assets

	December 31, 2024	June 30, 2025
	S$	S$
Goodwill	355	355
Intellectual properties licenses	7,276	1,605
Computer software licenses	1,980	900
Acquired customer relationship	51,122	48,279
Acquired private blood bank license	32,317	21,417
Total	93,050	72,556

There is loss of S$5,350 arising from termination of license under Puricell Lab Pte. Ltd. for the six-months period ended June 30, 2025. The other movements are mainly due to amortization expenses.

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Note 16 Investment in associate

The decrease is due to share of losses of the associate, Landmark Medical Centre Sdn. Bhd., a full licensed private hospital as of June 30,2025.

Investment in associate is tested for impairment when there is any objective evidence or indication that these assets may be impaired. Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount. The recoverable amount of investment in associate has been determined based on higher of the fair value less costs to sell or VIU calculations. If the carrying amount exceed the recoverable amount, an impairment is recognized to profit or loss for the differences.

Management has assessed the recoverable amount of the investment in associate calculation based on its VIU, using discounted cash flow forecasts covering a five-year period in which the management made judgements over certain key inputs in relation to cash flows, revenue growth rates and discount rate. It was concluded that the fair value less costs of disposal did not exceed the VIU. As a result of this analysis, no further impairment loss is required to be recognized as at the end of reporting date.

Note 17 Other long-term investment

Other long term investment represents investment in an unquoted equity instrument designated at fair value through other comprehensive income (“FVOCI”). The Group has elected to measure this investment unquoted security at FVOCI due to the Group’s intention to hold this unquoted equity instrument for long-term appreciation. As of June 30,2025, there is no significant fair value changes to other comprehensive income since the date of inception.

Note 18 Trade and other payables

	December 31, 2024	June 30, 2025
	S$	S$
Trade payables	38,633	82,735
Other payables - third parties	37,292	126,440
Accrued operating expenses	363,690	264,003
Deferred income	1,408	4,512
Total	441,023	477,690

Note 19 Warrant liabilities

	Number of warrants	December 31, 2024	June 30, 2025
		S$	S$
At beginning of financial year/period	72,371	146,613	11,945
Fair value changes to profit or loss	-	(138,292)	76,323
Currency realignment	-	3,624	-
At end of financial year/period	72,371	11,945	88,268

On April 13, 2023, the Company entered into underwriting agreements (the “Underwriting Agreements”) with various third parties as representative of the several underwriters (the “Representative”), relating to the Initial Public Offering (“Offering”) of 2,412,369 shares of the Company’s ordinary shares, with no par value, at an Offering price of U.S.$4.00 per share. Pursuant to the Underwriting Agreements, the Company agreed to issue the underwriters warrant (the “Representative’s Warrants”) to purchase an aggregate of 120,618 of the Company’s ordinary shares, which is equal to five percent (5%) of the shares sold in the Offering, excluding the over-allotment option, at an exercise price of U.S.$4.00, which is equal to 100% of the Offering price. The Representative’s Warrants can be exercised on a cashless basis by the holder into a variable number of shares based on the volume weighted average observable price of the Company’s ordinary shares at the time of exercise. The Representative’s Warrants may be exercised beginning on October 11, 2023 until April 14, 2028 and will expire in five (5) years from the date of the issuance.

The outstanding Representative’s Warrants are recognized as a warrant liability as of June 30, 2025 and are measured at fair value at their inception date and subsequently remeasured using Black-Scholes option pricing model at each reporting period with changes being recorded in the statement of profit or loss.

The Representative’s Warrants are considered at Level 2 fair value hierarchy. The fair value of the warrants was determined by using Black-Scholes option pricing model using the key assumptions as follows:

As at December 31, 2024
Expected volatility	5.77%
Risk-free interest rate	4.57%
Expected term (years)	3
Exercise price	U.S.$4.00
Spot price	U.S.$3.40
Fair value of warrant/unit	U.S.$0.12

As at June 30, 2025
Expected volatility	86.42%
Risk-free interest rate	4.23%
Expected term (years)	2.8
Exercise price	U.S.$4.00
Spot price	U.S.$2.25
Fair value of warrant/unit	U.S.$0.95

Warrant reserve amounting to S$73,930 was capitalized after the shares were issued in the financial year ended December 31, 2024.

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Note 20 Borrowings

	December 31, 2024	June 30, 2025
	S$	S$
Borrowings
Current
Bank borrowings	37,650	38,264
Lease liabilities	8,262	19,571
	45,912	57,835
Non-current
Bank borrowings	394,310	372,502
Lease liabilities	23,028	59,267
	417,338	431,769
Total borrowings	463,250	489,604

Note 21 Share capital

	Number of
	Ordinary shares	Amount
		S$
June 30, 2025
Beginning/End of the financial period	11,540,000	23,793,950

December 31, 2024
Beginning of the financial year	11,529,328	23,720,020
Warrant exercised	10,672	73,930
End of the financial year	11,540,000	23,793,950

On January 3, 2024, the Company converted 36,185 warrants into 7,860 ordinary shares on a cashless basis. Upon conversion, the 7,860 ordinary shares carried at the value of S$54,154. These newly issued shares rank pari passu in all respects with the previously issued shares.

On January 17, 2024, the Company converted 12,062 warrants into 2,812 ordinary shares on a cashless basis. Upon conversion, the 2,812 ordinary shares carried at the value of S$19,776. These newly issued shares rank pari passu in all respects with the previously issued shares.

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Note 22 Share-based payment reserve and payments

Share-based payment reserve

Share-based payment reserve arising from granting of ordinary shares to employees and services providers represents the difference between the market price and the settlement price on ordinary shares which were transferred from the Company, to employees and service providers of Group as a reward for their services with the Group.

Share-based payments

Share-based payments recognized to profit or loss during the period are as follows:

	June 30, 2024	June 30, 2025
	S$	S$
Employee benefits expenses	-	86,941
Other expenses	-	361,386
Total	-	448,327

For equity-settled share-based payment transactions, the fair value of the services received is recognized as an expense with a corresponding increase in equity over the vesting period during which the employees and services providers become unconditionally entitled to the equity instrument. The fair value of the services received is determined by reference to the fair value of the equity instrument granted at the grant date. At each reporting date, the number of equity instruments that are expected to be vested are estimated. The impact on the revision of original estimates is recognized as an expense and as a corresponding adjustment to equity over the remaining vesting period, unless the revision to original estimates is due to market conditions. No adjustment is made if the revision or actual outcome differs from the original estimate due to market conditions. The Group recognizes the effect of modification that increase the total fair value of the share-based payment arrangement. The incremental fair value granted is included in the measurement of the amount recognized for services received over the period from modification date until the date when the modified equity-settled share-based payments transactions vest.

Note 23 Segment information

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chairman for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Company operates in two business segments:

1.	The business of innate immune cell-based immunotherapy, pluripotent stem cell-based therapy and undertaking the research and development of immune cell and stem cell-based therapy.

2.	The business of collecting, harvesting, processing, cryopreserving and banking of cells including cord blood stem cells in general; and to carry out research and development on cord blood derived cell-based therapy.

Geographical segment

Non-current assets (excluding investment in associate) information based on the location of assets are as follows:

	December 31, 2024	June 30, 2025
	S$	S$
Malaysia	2,764,642	3,016,378
Singapore	581,454	547,192
People’s Republic of China	500,000	500,000
	3,846,096	4,063,570

Non-current assets information presented above consist of property, plant and equipment, intangible assets and other receivable as presented in the consolidated statement of financial position.

Business segment

	Jun 30,2024	Jun 30,2024	Jun 30,2024	Jun 30,2025	Jun 30,2025	Jun 30,2025
	S$	S$	S$	S$	S$	S$
	Immune cell	CBU service &		Immune cell	CBU service &
	therapy	related therapy	Consolidated	therapy	related therapy	Consolidated
Revenue	-	-	-	-	155,887	155,887
Lab consumables and private-blood banking expenses	-	-	-	-	(18,631)	(18,631)
Operating results	-	-	-	(2,230,755)	(15,073)	(2,245,828)
Non-current assets	2,702,220	-	2,702,220	3,266,514	1,007,405	4,273,919
Total assets	10,936,883	-	10,936,883	7,126,696	1,230,371	8,357,067
Non-current liabilities	390,896	-	390,896	372,502	59,267	431,769
Total liabilities	899,790	-	899,790	986,010	148,851	1,134,861
Equity	10,037,093	-	10,037,093	6,444,025	778,181	7,222,206

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Note 24 Capital and other commitments

The following table summarizes the Group’s capital commitments as of June 30, 2025:

	Payment Due by Period
	Total	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	S$	S$	S$	S$	S$
Commitment:
Minimum royalty commitments (1)	137,234	10,900	10,900	32,700	82,734
Loan commitment (2)	500,000	500,000	-	-	-

(1)	Relating to the minimum royalty payments under the licensing agreements.
(2)	Loan to a third party at 5.0% interest per annum to set up our presence in China.

Note 25 Events occurring after balance sheet date

The Company has assessed all events which occurred from June 30, 2025, up through September 30, 2025, which is the date that these unaudited interim condensed consolidated financial statements are available to be issued. Other than the events disclosed below, there are no material subsequent events that would require disclosure in the unaudited interim condensed consolidated financial statements.

On July 1, 2025, the Company issued (i) 130,431 ordinary shares to professional service providers under the 2023 Equity Incentive Plan for approximately U.S.$309,121 and (ii) 63,281 ordinary shares to key management personnel of the Company for approximately U.S.$142,382. These newly issued shares rank pari passu in all respects with the previously issued shares.

On August 18, 2025, the Company entered into an ATM Sales Agreement (the “Sales Agreement”) with R.F. Lafferty & Co., Inc. (the “Sales Agent”), relating to the sale of our ordinary shares. In accordance with the terms of the Sales Agreement, we may offer and sell our ordinary shares from time to time up to an aggregate offering price of up to U.S.$4.30 million through or to the Sales Agent, acting as sales agent or principal. The Group continues to manage its liquidity risk by maintaining a level of cash and cash equivalents deemed adequate to finance the Group’s business operations and development activities through continuing of funding and flexibility of the fund raising and use of borrowings, where appropriate.

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